ANGLO AMERICAN

02 MAY 14 AM 10:35

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

02034095

2 May, 2002

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release dated 2 May 2002 – Anglo Industrial Minerals expands its Spanish aggregates and ready-mixed concrete operations.

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

Yours faithfully
For and on behalf of
Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant

Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

dlw 5/31

ANGLO AMERICAN

News Release

2 May 2002

Anglo Industrial Minerals expands its Spanish aggregates and ready-mixed concrete operations

Anglo American plc is pleased to announce that its wholly owned subsidiary Tarmac, part of the Anglo Industrial Minerals division, has reached an agreement to acquire the aggregates and ready-mixed concrete ("ready-mix") assets of the Mavike Group in Spain for a total cash consideration of €59 million. Completion is subject to approval by the Spanish competition authorities.

The Mavike Group is based in the Alicante region on the Spanish Mediterranean coast. The assets to be acquired comprise a quarry, 26 ready-mix plants located along the Mediterranean coast, principally in Alicante and Murcia, and three ready-mix plants in Madrid. Steetley Iberia, Tarmac's existing business in Spain, operates predominantly in Madrid where it is a leading aggregates and ready-mix player.

Commenting on the acquisition, Robbie Robertson, Chief Executive of Anglo Industrial Minerals, said: "This is a value enhancing acquisition which is consistent with our strategy of growing our business in Spain. It will consolidate our position in the Madrid market as well as expanding the business into an area with attractive growth prospects."

For further information:

Anglo American

Investor Relations
Nick von Schirnding
Tel: +44 20 7698 8540

Media Relations
Kate Aindow
Tel: +44 20 7698 8619

Johannesburg:

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

2 May 2002

Anglo Industrial Minerals expands its Spanish aggregates and ready-mixed concrete operations

Anglo American plc is pleased to announce that its wholly owned subsidiary Tarmac, part of the Anglo Industrial Minerals division, has reached an agreement to acquire the aggregates and ready-mixed concrete ("ready-mix") assets of the Mavike Group in Spain for a total cash consideration of €59 million. Completion is subject to approval by the Spanish competition authorities.

The Mavike Group is based in the Alicante region on the Spanish Mediterranean coast. The assets to be acquired comprise a quarry, 26 ready-mix plants located along the Mediterranean coast, principally in Alicante and Murcia, and three ready-mix plants in Madrid. Steetley Iberia, Tarmac's existing business in Spain, operates predominantly in Madrid where it is a leading aggregates and ready-mix player.

Commenting on the acquisition, Robbie Robertson, Chief Executive of Anglo Industrial Minerals, said: "This is a value enhancing acquisition which is consistent with our strategy of growing our business in Spain. It will consolidate our position in the Madrid market as well as expanding the business into an area with attractive growth prospects."

For further information:

Anglo American

Investor Relations
Nick von Schirnding
Tel: +44 20 7698 8540

Media Relations
Kate Aindow
Tel: +44 20 7698 8619

Johannesburg:

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

2 May 2002

Anglo Industrial Minerals expands its Spanish aggregates and ready-mixed concrete operations

Anglo American plc is pleased to announce that its wholly owned subsidiary Tarmac, part of the Anglo Industrial Minerals division, has reached an agreement to acquire the aggregates and ready-mixed concrete ("ready-mix") assets of the Mavike Group in Spain for a total cash consideration of €59 million. Completion is subject to approval by the Spanish competition authorities.

The Mavike Group is based in the Alicante region on the Spanish Mediterranean coast. The assets to be acquired comprise a quarry, 26 ready-mix plants located along the Mediterranean coast, principally in Alicante and Murcia, and three ready-mix plants in Madrid. Steetley Iberia, Tarmac's existing business in Spain, operates predominantly in Madrid where it is a leading aggregates and ready-mix player.

Commenting on the acquisition, Robbie Robertson, Chief Executive of Anglo Industrial Minerals, said: "*This is a value enhancing acquisition which is consistent with our strategy* of growing our business in Spain. It will consolidate our position in the Madrid market as well as expanding the business into an area with attractive growth prospects."

For further information:

Anglo American

Investor Relations
Nick von Schirnding
Tel: +44 20 7698 8540

Media Relations
Kate Aindow
Tel: +44 20 7698 8619

Johannesburg:

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

2 May 2002

Anglo Industrial Minerals expands its Spanish aggregates and ready-mixed concrete operations

Anglo American plc is pleased to announce that its wholly owned subsidiary Tarmac, part of the Anglo Industrial Minerals division, has reached an agreement to acquire the aggregates and ready-mixed concrete ("ready-mix") assets of the Mavike Group in Spain for a total cash consideration of €59 million. Completion is subject to approval by the Spanish competition authorities.

The Mavike Group is based in the Alicante region on the Spanish Mediterranean coast. The assets to be acquired comprise a quarry, 26 ready-mix plants located along the Mediterranean coast, principally in Alicante and Murcia, and three ready-mix plants in Madrid. Steetley Iberia, Tarmac's existing business in Spain, operates predominantly in Madrid where it is a leading aggregates and ready-mix player.

Commenting on the acquisition, Robbie Robertson, Chief Executive of Anglo Industrial Minerals, said: "This is a value enhancing acquisition which is consistent with our strategy of growing our business in Spain. It will consolidate our position in the Madrid market as well as expanding the business into an area with attractive growth prospects."

For further information:

Anglo American

Investor Relations
Nick von Schirnding
Tel: +44 20 7698 8540

Media Relations
Kate Aindow
Tel: +44 20 7698 8619

Johannesburg:

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

ANGLO AMERICAN

News Release

2 May 2002

Anglo Industrial Minerals expands its Spanish aggregates and ready-mixed concrete operations

Anglo American plc is pleased to announce that its wholly owned subsidiary Tarmac, part of the Anglo Industrial Minerals division, has reached an agreement to acquire the aggregates and ready-mixed concrete ("ready-mix") assets of the Mavike Group in Spain for a total cash consideration of €59 million. Completion is subject to approval by the Spanish competition authorities.

The Mavike Group is based in the Alicante region on the Spanish Mediterranean coast. The assets to be acquired comprise a quarry, 26 ready-mix plants located along the Mediterranean coast, principally in Alicante and Murcia, and three ready-mix plants in Madrid. Steetley Iberia, Tarmac's existing business in Spain, operates predominantly in Madrid where it is a leading aggregates and ready-mix player.

Commenting on the acquisition, Robbie Robertson, Chief Executive of Anglo Industrial Minerals, said: "This is a value enhancing acquisition which is consistent with our strategy of growing our business in Spain. It will consolidate our position in the Madrid market as well as expanding the business into an area with attractive growth prospects."

For further information:

Anglo American

Investor Relations
Nick von Schirnding
Tel: +44 20 7698 8540

Media Relations
Kate Aindow
Tel: +44 20 7698 8619

Johannesburg:

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk